UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012.

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Carrera 48 # 26-85, Avenida Los Industriales

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXPLANATORY NOTE

THIS FORM 6-K SHALL BE DEEMED FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) SOLELY FOR PURPOSES OF INCORPORATION BY REFERENCE INTO AND AS PART OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168077) OF BANCOLOMBIA S.A. ON FILE WITH AND DECLARED EFFECTIVE BY THE SEC.

EXHIBITS

Number	Description

1.5	Underwriting Agreement dated September 4, 2012, between Bancolombia S.A. and the underwriters named therein relating to Bancolombia’s 5.125% Subordinated Notes due 2022.

4.11	Indenture dated September 11, 2012, between Bancolombia S.A. and The Bank of New York Mellon, as Trustee, relating to Bancolombia’s 5.125% Subordinated Notes due 2022.

4.12	Form of Global Subordinated Note due 2022 (included in Exhibit 4.11).

5.7	Opinion of Gómez-Pinzón Zuleta Abogados S.A.

5.8	Opinion of Sullivan & Cromwell LLP.

8.3	Opinion of Gómez-Pinzón Zuleta Abogados S.A. as to certain matters of Colombian taxation.

8.4	Opinion of Sullivan & Cromwell LLP as to certain matters of U.S. taxation.

23.8	Consent of Gómez-Pinzón Zuleta Abogados S.A. (included in Exhibit 5.7 and 8.3).

23.9	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.8 and 8.4).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: September 11, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ BOTERO
		Name:	Jaime Alberto Velásquez Botero
		Title:	Chief Financial Officer

EXHIBIT INDEX

Number	Description

1.5	Underwriting Agreement dated September 4, 2012, between Bancolombia S.A. and the underwriters named therein relating to Bancolombia’s 5.125% Subordinated Notes due 2022.

4.11	Indenture dated September 11, 2012, between Bancolombia S.A. and The Bank of New York Mellon, as Trustee, relating to Bancolombia’s 5.125% Subordinated Notes due 2022.

4.12	Form of Global Subordinated Note due 2022 (included in Exhibit 4.11).

5.7	Opinion of Gómez-Pinzón Zuleta Abogados S.A.

5.8	Opinion of Sullivan & Cromwell LLP.

8.3	Opinion of Gómez-Pinzón Zuleta Abogados S.A. as to certain matters of Colombian taxation.

8.4	Opinion of Sullivan & Cromwell LLP as to certain matters of U.S. taxation.

23.8	Consent of Gómez-Pinzón Zuleta Abogados S.A. (included in Exhibit 5.7 and 8.3).

23.9	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.8 and 8.4).